               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM 11-K




     (Mark One)

     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1998

                      OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                 to


                 Commission file number  1-6262

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   AMOCO EMPLOYEE SAVINGS PLAN

                        200 East Randolph
                     Chicago, Illinois 60601

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BP Amoco p.l.c.
                         Britannic House
                        1 Finsbury Circus
                    London EC2M 7BA, England

                            SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         AMOCO EMPLOYEE SAVINGS PLAN

                         By State Street Bank and Trust Company,
                         Plan Trustee and Administrator



Date: June 23, 1999      By   /s/ Beth M. Halberstadt
                                    Beth M. Halberstadt
                                    Vice President

                 REPORT OF INDEPENDENT AUDITORS


To the Board of Directors of BP Amoco Corporation

We have audited the accompanying statement of assets available for benefits of Amoco Employee Savings Plan as of December 31, 1998, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998, and the changes in its assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of assets available  for  benefits and the statement of changes  in  assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and the changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Chicago, Illinois                            Ernst & Young LLP
June 16, 1999

                REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of Amoco Corporation

In our opinion, the accompanying statement of net assets available for benefits (with fund information) presents fairly, in all material respects, the net assets available for benefits of the Amoco Employee Savings Plan at December 31, 1997 in conformity with generally accepted accounting principles. This financial statement is the responsibility of Amoco Corporation's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statement taken as a whole. The fund information in the statement of net assets available for benefits (with fund information) is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statement, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.




PricewaterhouseCoopers LLP

Chicago, Illinois
June 15, 1998

                                                   EIN 36-1812780
                                                     Plan No. 001

                   AMOCO EMPLOYEE SAVINGS PLAN


           STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                     (WITH FUND INFORMATION)


                                             December 31,
                                        1998             1997
                                         (thousands of dollars)

Assets

Investments at fair value:
  Amoco Stock Fund                 $  2,812,904     $  2,341,379
  Money Market Fund                     838,638          613,351
  U.S. Savings Bonds                     18,163           21,730
  Balanced Fund                         244,065          208,251
  Bond Index Fund                       104,060           59,668
  Equity Index Fund                     950,156          780,342
  International Equity Index Fund        21,836               --
  Mid-Cap Equity Index Fund              46,946               --
  Small-Cap Equity Index Fund            33,369               --
  Participant loans                     120,361          127,601
   Total investments                  5,190,498        4,152,322
Cash held for disbursement                1,572              531
   Assets available for benefits   $  5,192,070     $  4,152,853


The accompanying notes are an integral part of these statements.

                                                   EIN 36-1812780
                                                     Plan No. 001

                   AMOCO EMPLOYEE SAVINGS PLAN
                   ___________________________

      STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
              (WITH FUND INFORMATION) (PAGE 1 OF 4)
              For the year ended December 31, 1998
                     (thousands of dollars)


                                       Amoco       Money      U.S.
                                       Stock      Market    Savings
                                        Fund        Fund     Bonds

 Additions of assets attributed to:
   Participant contributions       $   64,716   $ 44,371  $   505
   Employer contributions              89,014         --       --
   Forfeitures (net)                   (2,071)     2,886      (15)
   Net realized and unrealized
     appreciation in fair value
     of investments                   833,537         --       --
   Interest and dividends              86,419     39,767    1,133
   Participant loans (net)             10,605     (5,715)     (84)
   Interfund transfers (net)         (450,560)   309,098   (3,809)

     Total additions                  631,660    390,407   (2,270)

 Deductions of assets attributed to:

   Distributions to participants     (159,922)  (165,120)  (1,297)
   Administrative expenses               (213)        --       --

     Total deductions                (160,135)  (165,120)  (1,297)

 Net increase (decrease) in
   assets during the year             471,525    225,287   (3,567)

 Assets available for benefits:

   Beginning of year                2,341,379    613,351   21,730

   End of year                     $2,812,904   $838,638  $18,163


The accompanying notes are an integral part of these statements.

                                                   EIN 36-1812780
                                                     Plan No. 001

                   AMOCO EMPLOYEE SAVINGS PLAN
                   ___________________________

      STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
              (WITH FUND INFORMATION) (PAGE 2 OF 4)
              For the year ended December 31, 1998
                     (thousands of dollars)

                                         Bond      Equity
                                         Index     Index    Balanced
                                         Fund       Fund     Fund
 Additions of assets attributed to:
   Participant contributions          $  2,082  $ 35,578   $ 10,425
   Employer contributions                   --        --         --
   Forfeitures (net)                       (13)     (627)      (156)
   Net realized and unrealized
     appreciation in fair value
     of investments                      6,468   205,634     36,406
   Interest and dividends                   80     1,422      1,516
   Participant loans (net)                 197    (5,088)       760
   Interfund transfers (net)            42,006       667      8,773

     Total additions                    50,820   237,586     57,724

 Deductions of assets attributed to:

   Distributions to participants        (6,323)  (67,544)   (21,389)
   Administrative expenses                (105)     (228)      (521)

     Total deductions                   (6,428)  (67,772)   (21,910)

 Net increase (decrease) in
   assets during the year               44,392   169,814     35,814

 Assets available for benefits:

   Beginning of year                    59,668   780,342    208,251

   End of year                        $104,060  $950,156   $244,065






The accompanying notes are an integral part of these statements.

                                                   EIN 36-1812780
                                                     Plan No. 001

                   AMOCO EMPLOYEE SAVINGS PLAN
                   ___________________________

      STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
              (WITH FUND INFORMATION) (PAGE 3 OF 4)
              For the year ended December 31, 1998
                     (thousands of dollars)


                                   International  Mid-Cap    Small-Cap
                                       Equity     Equity      Equity
                                       Index       Index      Index
                                       Fund        Fund        Fund
Additions of assets attributed to:
  Participant contributions         $     568     $ 1,015    $   603
  Employer contributions                   --          --         --
  Forfeitures (net)                        (1)         (3)        --
  Net realized and unrealized
    appreciation in fair value
    of investments                        943       4,948      1,017
  Interest and dividends                   16          35         19
  Participant loans (net)                  75         129         87
  Interfund transfers (net)            20,467      41,535     31,823

    Total additions                    22,068      47,659     33,549


  Distributions to participants          (227)       (707)      (162)
  Administrative expenses                  (5)         (6)       (18)

    Total deductions                     (232)       (713)      (180)

Net increase (decrease) in
  assets during the year               21,836      46,946     33,369

Assets available for benefits:

  Beginning of year                        --          --         --

  End of year                       $  21,836     $46,946    $33,369





The accompanying notes are an integral part of these statements.

                                                   EIN 36-1812780
                                                     Plan No. 001

                   AMOCO EMPLOYEE SAVINGS PLAN
                   ___________________________

      STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
              (WITH FUND INFORMATION) (PAGE 4 OF 4)
              For the year ended December 31, 1998
                     (thousands of dollars)



                                       Cash
                                   Disbursement   Participant
                                     Account         Loans       Total
Additions of assets attributed to:
  Participant contributions         $       --     $      --  $  159,863
  Employer contributions                    --            --      89,014
  Forfeitures (net)                         --            --          --
  Net realized and unrealized
    appreciation in fair value
    of investments                          --            --   1,088,953
  Interest and dividends                   573                   130,980
  Participant loans (net)                   --          (966)         --
  Interfund transfers (net)                 --            --          --

    Total additions                        573          (966)  1,468,810


  Distributions to participants          2,583        (6,274)   (426,382)
  Administrative expenses               (2,115)           --      (3,211)

    Total deductions                       468        (6,274)   (429,593)

Net increase (decrease) in
  assets during the year                 1,041        (7,240)  1,039,217

Asset available for benefits:

  Beginning of year                        531       127,601   4,152,853

  End of year                       $    1,572     $ 120,361  $5,192,070



The accompanying notes are an integral part of these statements.

                   AMOCO EMPLOYEE SAVINGS PLAN
                     _______________________

                  NOTES TO FINANCIAL STATEMENTS
              FOR THE YEAR ENDED DECEMBER 31, 1998

1.   Description of the Plan:

      Amoco Corporation (the "Company") established the Amoco Employee Savings Plan (the "Plan") effective July 1, 1955. The Plan was amended and restated effective January 1, 1998. The Plan includes all approved companies of the controlled group of corporations included in the consolidated Federal income tax return of the Company. On December 31, 1998, the Company merged with The British Petroleum Company p.l.c. ("BP") pursuant to which the Company became a wholly owned subsidiary of BP. BP was renamed BP Amoco p.l.c. and Amoco Corporation was renamed BP Amoco Corporation.

      The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      The purpose of the Plan is to encourage employees in the regular savings of a part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees. State Street Bank and Trust Company ("State Street Bank") is the Trustee and Plan Administrator of the Plan. The Company reserves the right to make any changes to or terminate the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. A specified portion of the employee contribution, up to a maximum of 7 percent, is matched by the Company in the form of contributions to the BP Amoco Stock Fund.

      There were 27,290 participants in the Plan at December 31, 1998, of which 22,676 were current employees of the participating employers. The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions may be used to reduce Company matching contributions or to offset administrative expenses of the Plan. Forfeitures, expressed in thousands of dollars, totaled $2,886 in 1998. In accordance with the Plan document, the Company elected to fund $937 and $5,114 of Company matching contributions, expressed in thousands of dollars, during 1998 and 1997, respectively, from forfeitures held in the Money Market Fund.

      All reasonable and necessary Plan administrative expenses are paid out of the Plan trust or paid by the Company. Generally, fees and expenses related to investment management of each
investment option are paid out of the  respective  funds.   As  a
result, the  returns on those
investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options. Fees and expenses associated with U.S. Savings Bonds are paid as costs and expenses of the Plan.

      Company matching contributions are invested by the Trustee in the BP Amoco Stock Fund. Each participating employee may direct that any or all cash consisting of his or her contributions and income credited to his or her accounts shall be invested by the Trustee in one or more of the following investment options: BP Amoco Stock Fund, Money Market Fund, Balanced Fund, Bond Index Fund, Equity Index Fund, International Equity Index Fund, Mid-Cap Equity Index Fund, or Small-Cap Equity Index Fund.

Amoco Stock Fund

     The following description of the Amoco Stock Fund relates to the period prior to the BP-Amoco merger. During 1998, most Amoco
Stock Fund contributions were used by the Trustee to purchase the Company's common stock.

     Amounts not invested in Amoco common stock were held as cash or used to purchase short-term investments and other public and private debt, equity, and derivative securities (including options and futures contracts). There were no investments in derivative securities during 1998. The Trustee, as directed by the fund manager, made purchases and sales of securities on the open market, in privately negotiated transactions, or otherwise. From time to time the Plan was able to borrow funds as necessary, through available lines of credit totaling $200 million, from one or more financial institutions on a short-term basis at market rates to provide sufficient liquidity to the Amoco Stock Fund. The assets of the Amoco Stock Fund were used as security for such loans. During 1998, the fund borrowed $1,932,285 for a period of one day at an interest cost of $285.

      The percentage of assets of the Amoco Stock Fund in investments other than Amoco common stock under normal circumstances was less than 5 percent. However, this figure changed as transactions were made and may have been substantially higher or lower at a given time. The percentage of assets of the Amoco Stock Fund in investments other than Amoco common stock, primarily consisting of cash equivalents, at year-end December 31, 1998 was 3 percent.

      Amoco common stock held in the fund and dividends and other distributions were not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund was based on the proportion of his or her investment in the fund to that of all Plan participants. Participants' balances in the Amoco Stock Fund were denominated in "units." The value of a unit fluctuated in response to various factors including, without limitation, the price of and dividends paid on the Amoco common stock, earnings and losses on other investments in the fund and the mix of assets in the fund among Amoco common stock and other investments. At December 31, 1998 there were 95,067,089 units in the fund at a unit value of $29.37. The manager of the Amoco Stock Fund was State Street Global Advisors Inc., the investment management unit of State Street Bank.

      Effective with the BP-Amoco merger, the outstanding shares of Amoco Corporation were canceled and exchanged for BP Amoco p.l.c. Ordinary Shares in the form of BP Amoco p.l.c. American Depositary Shares ("ADS"). Effective January 4, 1999, the Amoco Stock Fund became the BP Amoco Stock Fund and contributions are used by the Trustee to purchase BP Amoco p.l.c. ADSs.

Money Market Fund

      Amounts invested in the Money Market Fund are held in the U.S. Cash Management Fund for Directed Trusts ("Cash Management Fund")of the Brinson Trust Company Collective Investment Trust for Pension and Profit Sharing Trusts (the "Brinson Collective Trust"). The types of investments the Brinson Collective Trust may invest in include U.S. Treasury obligations, commercial paper, bank deposits, certificates of deposit, bonds, debentures, publicly available money market funds, loan participation and other obligations; provided that no more than 20 percent of the value of the Brinson Collective Trust may be invested in obligations with maturity dates of greater than 91 days. As of December 31, 1998, the fund was invested primarily in cash equivalents. The manager of the Money Market Fund is Brinson Partners, Inc. of Chicago. The fund manager is responsible for the selection of securities to be purchased for the Money Market Fund.

U.S. Savings Bonds

      This investment option was closed to new contributions effective July 2, 1998. Participant balances in U.S. Savings Bonds were invested by the Trustee in the most recent offering issued by the U.S. Treasury. Contributions were held in participants' accounts until they were invested in U.S. Savings Bonds.

Balanced Fund

      The Balanced Fund is a diversified fund which offers investors a mixture of stocks and bonds. The fund is balanced by an exposure to the equity markets of approximately 60 percent and an exposure to the fixed income markets of approximately 40 percent. The equity component includes exposure to both the domestic and international markets. For additional liquidity, a portion of the Balanced Fund is invested in State Street Bank's Short- Term Investment Fund composed of various short-term financial instruments. A small portion of the Balanced Fund may be held in derivative instruments to manage its currency and market exposures. State Street Global Advisors Inc. is the investment manager of the Balanced Fund. At December 31, 1998 there were 16,379,835 units in the fund at a unit value of $14.88.

Bond Index Fund

      The Bond Index Fund is invested primarily in Bankers Trust Company's commingled BT Pyramid Broad Market Index Fund ("BT Broad Market Fund"). The BT Broad Market Fund is part of the BT Pyramid Trust of Bankers Trust Company, of which Bankers Trust Company is the trustee.

A small portion of the Bond Index Fund may be held in money market and other short-term instruments and U.S. Treasury futures contracts for liquidity purposes. The investment manager of the Bond Index Fund is Bankers Trust Company. At December 31, 1998 there were 17,354,329 units in the fund with a unit value of $6.07.

Equity Index Fund

      The Equity Index Fund is invested primarily in the BT Pyramid Equity Index Fund. The BT Pyramid Equity Index Fund is part of the BT Pyramid Trust of Bankers Trust Company. A small portion of the Equity Index Fund may be invested in short-term investments and derivative instruments, such as S&P 500 futures contracts, for liquidity purposes. The Equity Index Fund is managed by Bankers Trust Company. At December 31, 1998 there were 20,027,482 units in the fund at a unit value of $47.58.

International Equity Index Fund

     The International Equity Index Fund is invested primarily in the State Street Bank's Daily EAFE Fund, which is part of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans. A small portion of the International Equity Index Fund may be separately invested in short-term investments, public and private equity securities and in equity derivative instruments for liquidity purposes. The International Equity Index Fund is managed by State Street Global Advisors Inc. At December 31, 1998, there were 1,193,818 units in the fund at a unit value of $18.36.

Mid-Cap Equity Index Fund

     The Mid-Cap Equity Index Fund is invested primarily in State Street Bank's S&P MidCap Index Fund, which is part of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans. A small portion of the Mid-Cap Equity Index Fund may be separately invested in short-term investments, public and private equity securities and in equity derivative instruments for liquidity purposes. The Mid-Cap Equity Index Fund is managed by State Street Global Advisors Inc. At December 31, 1998, there were 970,073 units in the fund at a unit value of $48.31.

Small-Cap Equity Index Fund

      The Small-Cap Equity Index Fund is invested primarily in BT Pyramid Russell 2000 Index Fund, which is part of the BT Pyramid Trust of Bankers Trust Company. A small portion of the Small-Cap Equity Index Fund may be separately invested in short-term investments, public and private equity securities and in equity derivative instruments for liquidity purposes. The Small-Cap Equity Index Fund is managed by Bankers Trust Company. At December 31, 1998, there were 716,999 units in the fund at a unit value of $46.36.

2.   Summary of Significant Accounting Policies:

Method of Accounting
      The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation
     BP Amoco p.l.c. ADSs were valued at the closing market price on the New York Stock Exchange. Common stock in other funds is also valued at quoted market prices. Investments in common collective trust funds are based on quoted market prices of the underlying assets. Series "EE" Bonds are valued at the current redemption value prescribed by U.S. Treasury Department regulations. Interests in the Money Market Fund and participant loans are valued at cost which approximates fair value. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds, or fair value, to the average cost. Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year. In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation of the fair value of investments for the year, if any, is calculated as fair value at the end of the year less fair value at the beginning of the year, or acquisition cost if acquired during the year.

3.   Investments:

     The composition of various savings plan funds at fair value as of December 31, 1998 and 1997 was as follows:

                                              December 31,
                                           1998         1997
                                          (thousands of dollars)
Amoco Stock Fund
  BP Amoco p.l.c. ADSs*                 $2,731,049   $       --
  Amoco Corporation common stock                --    2,292,586
  Short-term Investment Fund                66,266       50,023
  Interest, dividends, and other
    receivables (payables)                  15,589       (1,230)
  Total                                  2,812,904    2,341,379
------------
*Effective with the merger of BP and Amoco on December 31, 1998, 46,288,858 Amoco shares held by the Amoco Stock Fund were canceled and exchanged for 30,627,794 BP Amoco p.l.c. ADSs.

                                               December 31,
                                           1998         1997
                                          (thousands of dollars)
Money Market Fund
  U.S. Cash Management Fund for
    Directed Trusts                        851,958      608,489
  Interest and other
    receivables(payables)                  (13,320)       4,862
  Total                                    838,638      613,351

U.S. Savings Bonds
  Series "EE" Bonds, $50-$100 denomination  18,114       21,667
  Short-term Investment Fund                    49           63
  Total                                     18,163       21,730

Balanced Fund
  S&P 500 Flagship                          92,929           --
  S&P 500 Index Fund with Futures               --       73,966
  Daily Bond Market Fund                    73,641       69,369
  Daily EAFE Bond Market Fund               41,869       39,633
  S&P Midcap Index Fund                     11,866        8,523
  Short-term Investment Fund                23,439       16,815
  Interest, dividends, and other
    receivables (payables)                     321          (55)
  Total                                    244,065      208,251

Bond Index Fund
  BT Pyramid Broad Market Index Fund       104,775       58,536
  Liquid Asset/Bond Index Fund                 545          569
  Interest, dividends, and other
    receivables (payables)                  (1,260)         563
  Total                                    104,060       59,668

Equity Index Fund
  BT Pyramid Equity Index Fund             943,438      765,502
  Liquid Asset Mutual Fund                   9,554       17,997
  Interest, dividends, and other
    receivables (payables)                  (2,836)      (3,157)
  Total                                    950,156      780,342

International Equity Index Fund
  EAFE Series A                              8,190           --
  Daily EAFE Fund                           13,726           --
  Interest, dividends, and other
    receivables (payables)                     (80)          --
  Total                                     21,836           --

                                                December 31,
                                             1998        1997
                                           (thousands of dollars)

Mid-Cap Equity Index Fund
  MidCap Index Series A                       17,059          --
  S&P MidCap Index Fund                       29,812          --
  Interest, dividends, and other
    receivables (payables)                        75          --
  Total                                       46,946          --

Small-Cap Equity Index Fund
  BT Pyramid Russell 2000 Index Fund          31,717          --
  Liquid Asset Mutual Fund                     1,541          --
  Interest, dividends, and other
    receivables (payables)                       111          --
  Total                                       33,369          --

Participant loans, at rates ranging from
  8% to 8.5%                                 120,361     127,601

Total Investments                         $5,190,498  $4,152,322

4.   Participant Loans:

      Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

5.   Taxes:

     The Internal Revenue Service ruled August 23, 1995, that the Plan qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and Trustee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.

6.  Year 2000 (Unaudited):

     The  Year  2000  issue, which stems from  computer  programs
written  using  two  digits  rather  than  four  to  define   the
applicable year, could result in processing faults on the change of the century, producing a wide range of consequences.

     The Plan relies on some Company systems for certain aspects of its operation. The Company has conducted a risk-based review of its computer systems and computer-controlled processes to identify those which could be affected and developed an implementation plan to test and remediate the faults. The Company is replacing or repairing the identified affected systems, in close collaboration with system suppliers. All business-critical work is due to be completed by June 30, 1999. There are some known exceptions to this target, for valid reasons, that will be closely managed to completion and will have contingency plans in place to mitigate risks.

     The Company and the Plan are also exposed, to an unquantifiable degree as are other companies and plans, to the failure of third party service providers to deal with the Year 2000 exposures. The Company is in the process of developing contingency plans to address potential system or supplier Year 2000 failures. The third party service providers of the Plan have indicated that they are taking steps to ensure that their systems will be Year 2000 compliant and that they are making contingency plans in the event of Year 2000 complications. If steps required by the Company or any of its third party service providers for the Plan in connection with the Year 2000 issue are not taken on a timely basis, the Year 2000 problems could have a material impact on the Plan.

                                                        EIN 36-1812780
                                                          Plan No. 001

                           AMOCO EMPLOYEE SAVINGS PLAN
                         FORM 5500 AT DECEMBER 31, 1998

           Line 27a -- Schedule of Assets Held for Investment Purposes

                                                                                         CURRENT
     IDENTITY OF ISSUER               DESCRIPTION OF INVESTMENT               COST        VALUE

* BP Amoco p.l.c.          BP Amoco p.l.c. American Depositary Shares      $1,691,169  $2,731,049

  U.S. Government          U.S. Govt. Series EE - Bonds                        14,703      18,114

  Bankers Trust Company    BT Pyramid Broad Market Index Fund                  95,398     104,775
                           Liquid Asset Mutual Fund                            11,640      11,640
                           BT Pyramid Equity Index Fund                       576,726     943,438
                           BT Pyramid Russell 2000 Index Fund                  30,316      31,717

* State Street Bank &
  Trust Company            Daily Bond Market Fund                              63,798      73,641
                           Daily EAFE Fund                                     13,533      13,726
                           EAFE Series A                                        7,793       8,190
                           S&P 500 Flagship                                    56,579      92,929
                           Daily EAFE Bond Market Fund                         40,556      41,869
                           S&P Midcap Index Fund                               36,231      41,678
                           Midcap Index Series A                               15,223      17,059
                           Short-Term Investment Fund                          89,754      89,754

  Brinson Trust Company    U.S. Cash Management Fund for Directed Trusts      851,958     851,958

*                          Participant Loans at rates ranging from
                               8% to 8.5%                                          --     120,361
                                                                           $3,595,377  $5,191,898

<F1>
  * Party in Interest

                                                              EIN 36-1812780
                                                                Plan No. 001
                           AMOCO EMPLOYEE SAVINGS PLAN
                 FORM 5500 FOR THE YEAR ENDED DECEMBER 31, 1998


                 Line 27d -- Schedule of Reportable Transactions
                             (thousands of dollars)

Category (iii) - Series of transactions in excess of 5% of Plan assets
                                                                               Current Value of
     Identity of    Description of          Purchase    Selling                   Asset on      Net Gain
    Party Involved       Asset                Price      Price   Cost of Asset Transaction Date (Loss)
  Amoco Corporation Common Stock           $  512,049                $512,049       $512,049
                                                       $  907,093    $634,270       $907,093       $272,823

  Brinson Trust     U.S. Cash              $  691,251                $691,251       $691,251
     Company         Management Fund for               $  447,781    $447,781       $447,781             --
                     Directed Investments

  State Street Bank Short-Term             $1,076,145              $1,076,145     $1,076,145
    & Trust Company  Investment Fund                   $1,050,736  $1,050,736     $1,050,736             --

  Bankers Trust     BT Pyramid Equity      $  215,486                $215,486       $215,486
     Company           Index Fund                      $  240,634    $164,439       $240,634       $ 76,195

  Bankers Trust     Liquid Asset Mutual    $  627,330                $627,330       $627,330
     Company          Fund                             $  634,256    $634,256       $634,256             --

<F1>
There were no Category (i), (ii) or (iv) transactions during 1998.